Exhibit 9

GROWN ROGUE INTERNATIONAL INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 24, 2024

MANAGEMENT INFORMATION CIRCULAR

MAY 14, 2024

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that Grown Rogue International Inc. (the “Corporation”) will hold its annual and special meeting of shareholders (the “Meeting”) on June 24, 2024, at 11:00am (Eastern Daylight Time) at the offices of Miller Thomson LLP, Scotia Plaza, 40 King Street West, Suite 5800, Toronto, Ontario, M5H 3S1, for the following purposes:

1.	to present the audited consolidated financial statements of the Corporation for the financial years ended October 31, 2023 and 2022, and the independent auditor’s report thereon, as well as the audited financial statements for the financial year ended December 31, 2023, together with the independent auditor’s report thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to appoint Turner, Stone & Company, L.L.P. as the independent auditors of the Corporation until the next annual meeting of shareholders and authorize the directors to fix the auditors’ remuneration;

4.	to consider, and, if thought appropriate, to pass, with or without variation, a special resolution, the full text of which is set forth in the accompanying management information circular of the Corporation for the Meeting dated May 14, 2024 (the “Information Circular”), approving the amendment to the articles of the Corporation to amend the rights and restrictions of the existing class of common shares in the capital of the Corporation (the “Common Shares”) and redesignate such class as subordinate voting shares; and to create a class of multiple voting shares, notwithstanding that this resolution may be passed by the shareholders of the Corporation, the directors of the Corporation are authorized to revoke this special resolution before it is acted on without further approval of the Shareholders; and

5.	to transact any other business properly brought before the Meeting.

Shareholders of record as at the close of business on May 10, 2024 will be entitled to notice of and to vote at the Meeting. A detailed description of the matters to be acted upon at the Meeting is set forth in the Information Circular. The Corporation has elected to use the notice-and-access provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations (the “Notice-and-Access Provisions”) of the Canadian Securities Administrators for the Meeting. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to Shareholders of the Corporation by allowing the Corporation to post its Information Circular and any additional materials online. Shareholders who would like more information about the Notice-and-Access Provisions may contact the Corporation’s transfer agent, Capital Transfer Agency, ULC, toll-free at 1-844-499-4482. Please see “Notice-and-Access” in the accompanying Information Circular. We strongly encourage shareholders to vote their Common Shares of the Corporation prior to the Meeting by any of the means described in the Information Circular.

The Information Circular and all additional materials have been posted in full online at www.capitaltransferagency.ca and under the Corporation’s SEDAR profile at www.sedar.com. Shareholders are reminded to carefully review the Information Circular and any additional materials prior to voting on the matters being transacted at the Meeting. All Shareholders of record as of May 10, 2024, the record date, will receive a notice and access notification containing instructions on how to access the Corporation’s Information Circular and all additional materials. Copies of: (a) this notice of annual and special meeting of shareholders; (b) the Information Circular; (c) a management form of proxy and instructions in relation thereto (the “Management Proxy”); and (d) the audited consolidated financial statements of the Corporation for the two-month stub period ended December 31, 2023 and its years ended October 31, 2023 and 2022, and the independent auditor’s report thereon, may be obtained free of charge by contacting Capital Transfer Agency, ULC at 390 Bay Street, Suite 920, Toronto, Ontario M5H 2Y2 or by phone at 1-844-499-4482. In order to ensure that a paper copy of the Information Circular and additional materials can be delivered to a Shareholder in time for such Shareholder to review the Information Circular and return a Management Proxy or voting instruction form prior to the deadline to receive proxies, it is strongly suggested that Shareholders ensure their request is received no later than June 5, 2024.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting or may be represented by proxy. Shareholders are requested to: (i) sign, date and deliver the Management Proxy to the Corporation’s registrar and transfer agent, Capital Transfer Agency, ULC, 390 Bay Street, Suite 920, Toronto, Ontario M5H 2Y2 Canada or visit www.capitaltransferagency.com/voteproxy, so it is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof; or (ii) return your voting instructions as specified in the request for voting instructions delivered to you, as applicable.

DATED this 14th day of May, 2024

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “J. Obie Strickler”
J. Obie Strickler
Director, President and Chief Executive Officer